NATIONAL INSTRUMENTS CORPORATION
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE
COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER
DATED JULY 31, 2009

This Memorandum sets forth the response of National Instruments Corporation to the additional comments of the Staff (the “Staff”) of the Securities and Exchange Commission as set forth in the Staff’s letter dated July 31, 2009.

This Memorandum is being filed via EDGAR.  For your convenience, we have incorporated the Staff’s comment in bold typeface before our response.

Comment No. 1

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 8.  Income Taxes

1.
We note your response to our prior comment 1 and your discussion regarding the uncertainty surrounding the Company’s realization of the deferred tax asset related to your Hungarian operations.  With regards to this information please revise your disclosures in future filings as follows:

•
Revise your footnote disclosures to more clearly explain the periodic releases of the valuation allowance, which should include a discussion of the limitations in forecasting future taxable income for the Hungarian operations beyond two years;

•
Expand your risk factor disclosures to address the Company’s “significant doubts” as to the long term viability of Hungary as a location for your manufacturing and the key factors behind your decision to consider alternative locations; and

•
Enhance your disclosures in the Overview section of MD&A to include a discussion of the on-going uncertainty surrounding your Hungarian operations and the potential transfer of your manufacturing operations to Malaysia, including the potential impact of such move on the Company’s liquidity, capital resources, or results of operations.  In this regard, MD&A is intended to provide, in one section of a filing, material historical as well as prospective textual disclosure enabling investors and other users to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future.  See SEC Release Nos. 33-6835 and 33-8350.

Response to Comment No. 1

In response to the Staff’s comment, we will include the additional disclosure requested by the Staff in our future filings including our Form 10-Q for the quarter ended June 30, 2009.